IASG Special Committee to Review Allen & Company Strategic Options Analysis

ALBANY, N.Y. - March 23, 2006--Integrated Alarm Services Group, Inc. (NASDAQ: IASG) today announced the Board of Directors, at a regularly scheduled board meeting held on March 21, 2006, formed a Special Committee comprised of the five independent Board members of the Company to review the findings of the Strategic Options Review currently being conducted by Allen and Company.

Ms. Arlene Yocum Esq., the chair of IASG's Corporate Governance and Nominating Committee, will chair the Special Review Committee.

The Special Committee expects to receive the Allen and Company analysis by mid May.

About IASG

Integrated Alarm Services Group provides total integrated solutions to independent security alarm dealers located throughout the United States to assist them in serving the residential and commercial security alarm market. IASG's services include alarm contract financing including the purchase of dealer alarm contracts for its own portfolio and providing loans to dealers collateralized by alarm contracts. IASG, with approximately 5,000 independent dealer relationships, is also the largest wholesale provider of alarm contract monitoring and servicing. For more information about IASG please visit our web site at http://www.iasg.us.

This press release may contain statements, which are not historical facts and are considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements contain projections of IASG's future results of operations, financial position or state other forward-looking information. In some cases you can identify these statements by forward looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "should", "will", and "would" or similar words. You should not rely on forward-looking statements because IASG's actual results may differ materially from those indicated by these forward looking statements as a result of a number of important factors. These factors include, but are not limited to: general economic and business conditions; our business strategy for expanding our presence in our industry; anticipated trends in our financial condition and results of operation; the impact of competition and technology change; existing and regulations effecting our company and business, and other risks and uncertainties discussed under the heading "Risks Related to our Business" in IASG's Form 10-K report for the period ending December 31, 2005 as filed with the Securities and Exchange Commission on March 16, 2006, and other reports IASG files from time to time with the Securities and Exchange Commission. IASG does not intend to and undertakes no duty to update the information contained in this press release.

CONTACT:
Integrated Alarm Services Group, Inc.
Investor Relations:
Joseph L. Reinhart
518 426-1515